May 18, 2009

Mr. Karl Hiller, Branch Chief
Ms. Joanna Lam
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:
EMTA Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 15, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 3008 Filed August 19, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 3008 Filed November 19, 2008
File No. 333-136583

Dear Mr. Hiller and Ms Lam:

As a follow up to my discussion with Ms Lam on Thursday, I am providing the following.

We are in receipt of your comment letter dated April 24, 2009 concerning the above-referenced filings.

We have a limited staff available for the these type of matters and have had limited financial capability to compensate the predecessor auditors for completion of their audits in conjunction with the Dyson Properties acquisition in January of 2007 and the required 8-K related thereto. We have now made arrangements with them for payment and we expect to complete the audits and 8-K within two weeks.

We are working on the comments that were in your letter and we will file these and the above-referenced 8-K not later than Monday, June 1, 2009.

Respectfully submitted,

/s/ James C. Marshall
James C. Marshall
Chief Financial Officer
Direct Phone: 480.443.0500

EMTA Holdings, Inc. 7430 East Butherus Drive, Suite D, Scottsdale, AZ 85260-2400
Phone (480) 222-6222  Fax (480) 222-6225